EX99_1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

MATERIAL FACT

São Paulo, September 29, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), pursuant to Paragraph 4 of Section 157 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), CVM Resolution No. 44 of August 23, 2021, as amended, and Section 3 of CVM Resolution No. 78 of March 29, 2022, informs its shareholders and the market in general that its management will submit to the approval of the shareholders, in an Extraordinary General Shareholders’ Meeting to be held on October 31, 2023, at 10 a.m. (“EGSM”), the merger, by the Company, of MMC Brasil Indústria e Comércio Ltda. (“MMC”), previously owned by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. and acquired by Suzano S.A. on June 01, 2023, according to a Notice to the Market published on the same date,  with the transfer of MMC’s net equity to the Company and its consequent termination (“Merger”), in terms presented in the form of Exhibit I to the present material fact.

As informed in the Call Notice for the EGSM made available to the Shareholders on this date, the Company’s management decided to hold the EGSM exclusively in digital form, pursuant to CVM Resolution No. 81 of March 29, 2022.

São Paulo, September 29, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT I

Information on the Merger

(in the form of Exhibit A to CVM Resolution No.78/22)

1.Companies involved in the Merger and their activities

1.1.Suzano S.A.

(a) Identification. Suzano S.A., a publicly held corporation, enrolled with the Corporate Taxpayer Registration of the Ministry of Finance (Ministério da Fazenda) (“CNPJ/MF”) under No. 16.404.287/0001-55, registered with the Commercial Registry of the State of Bahia under Commercial Register Number (“NIRE”) 29.300.016.331, with head offices in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No 1.752, 10th floor, Suites 1.009 to 1.011, Pituba, ZIP Code 41810-012.

(b)	Activities. Suzano is engaged, and will continue to be engaged after the Merger, primarily in the (a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry; (b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management; (c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes; (d) transportation, by itself or by third parties; (e)holding interest as a partner or shareholder in any other company or project; (f) operation of port terminals; (g) generation and sale of electricity; (h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling; (i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (j) operation of airports and landing fields.

1.2.MMC Brasil Indústria e Comércio Ltda.

(a)Identification. MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919.

(b)Activities. MMC’s corporate purpose is: (a) the industrial or commercial exploitation, including importation, exportation, and distribution of (i) wet wipes for general cleaning; (ii) cleaning products, including disinfectants, soaps, and domestic sanitizing products; (iii) tissue papers, sanitary papers, and hygiene papers and their products and by-products, as well as other products sold alongside or complementary to them; of their raw materials, accessories, derivatives, and related products; and (iv) other sanitary and personal hygiene products, for consumer or industrial use; (b) the provision of services related to the corporate purpose; (c) the representation of other companies, national or foreign, on its own behalf or on behalf of third parties; and (d) participation in other companies as a partner, shareholder, or quota holder..

2.Description and Purpose of the transaction

The transaction consists of the merger of MMC into Suzano, under the terms and conditions set forth in the Protocol and Justification Instrument of the Merger, entered into by and between Suzano’s and MMC’ managements on September 28, 2023 (“Merger Agreement”).

As a result of the Merger, MMC will cease to exist and be succeeded by the Company in all its rights and obligations, in accordance with Section 227 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”). The Merger will not result in a capital increase of Suzano.

The Merger intend to allow for efficiency and synergy improvements stemming from the reduction of overall operational, logistical and administrative costs, as well as result in management optimization and simplification of the corporate structure.

3.Main benefits, costs and risks of the transaction

3.1.Main Benefits

As indicated in item 2 above, the Merger will enable efficiency and synergy improvements stemming from the reduction of overall operational, logistical and administrative costs, as well as result in management optimization and simplification of the corporate structure.

3.2.Costs

The Company estimates that the costs of carrying out the Merger are in the order of approximately two hundred thousand Brazilian reais (R$ 200,000.00), including expenses with publications, records, auditors, appraisers, lawyers and others professionals engaged to advise on the transaction.

3.3.Risks

The Merger does not represent an additional risk factor for the Company, and the information described in “Section 4 - Risk Factors” of the Company’s 2023 Reference Form (version 3) remains valid and current.

4.Exchange ratio of shares

The Merger shall not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of units/shares, in view of the fact that the Company directly holds one hundred percent (100%) of MMC’s equity capital.

5.Criteria for determining the exchange ratio

Not applicable. Please refer to item 4 above.

6.Main assets and liabilities that will comprise each portion of the equity, in the event of a spin-off

Not applicable.

7.If the Merger was or will be submitted to the approval of Brazilian or foreign authorities

The consummation of the Merger is not subject to any approval by Brazilian or foreign authorities.

8.Exchange ratio of shares calculated in accordance with Section 264 of Brazilian Corporate Law

Considering the answer to item 4 above, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, rendered on February 15, 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, Section 264 of the Brazilian Corporate Law is not applicable to the Merger, thus, it will not be necessary to prepare the reports referred to in said provision.

9.Applicability of withdrawal right and reimbursement amount

The Merger shall not grant the right of withdrawal to dissenting shareholders of Suzano, in connection with the Merger, provided that the applicable law limits such right to member-owners of the company to be merged, and the Company directly holds one hundred percent (100%) of MMC’s equity capital.

10.Other Relevant Information

10.1.Appraisal Report

The appraisal report, prepared in accordance with the financial statements, have as reference date July 31, 2023 (“Base Date”).

The managers of the Company and MMC engaged the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro,

at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (the “Appraiser”), to prepare MMC’s net equity appraisal report, at its book value (“Appraisal Report”). The appointment and engagement of the Appraiser will be submitted for ratification by the EGSM, under the terms of the first Paragraph of Section 227 of the Brazilian Corporate Law.

Pursuant to the Appraisal Report, MMC’s net equity for purposes of the Merger totals five hundred seventy million, one hundred and ninety-five Brazilian reais and ninety-two centavos (R$ 570,000,195.92), which constitutes the total net asset transferred to Suzano.

10.2.Disclosure of documents

The Merger Agreement, the Management Proposal for the EGSM and the Appraisal Report prepared for the purposes of the Merger will be available to the Company’s Shareholders as of this date, at the Company’s headquarters, in Suzano’s investor relations website, (ri.suzano.com.br ), as well as on the websites of CVM and B3 S.A.’s – Brasil, Bolsa, Balcão (www.b3.com.br).

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